

December 10, 2015

Ms. Grace He
VP of Finance
YOU On Demand Holdings, Inc.
375 Greenwich Street, Suite 516
New York, New York 10013

> **Re: YOU On Demand Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 24, 2015**
> **File No. 001-35561**

Dear Ms. He:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: William N. Haddad, Esq.
        Reed Smith LLP